                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 6-K


                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                      FOR THE THREE MONTHS ENDED MARCH 2000
                       POLSKA TELEFONIA CYFROWA SP. Z O.O.
             (Exact Name of Registrant as Specified in Its Charter)
                      AL. JEROZOLIMSKIE 181, 02-222 WARSAW
                    (Address of Principal Executive Offices)
                                     POLAND


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X                           Form 40-F
          --------------                             -------------

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                         No             X
          --------------                             -------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Polska Telefonia Cyfrowa Sp. z o.o., is a limited liability company (spolka z ograniczona odpowiedzialnoscia) organized under the laws of the Republic of Poland. References to the "10-3/4% Notes" are to the 10-3/4% Senior Subordinated Guaranteed Discount Notes due July 1, 2007 which were issued by PTC International Finance B.V., our wholly-owned finance subsidiary organized under the laws of The Netherlands. References to the "11-1/4% Notes" are to the 11-1/4% Senior Subordinated Guaranteed Discount Notes due December 1, 2009, which were issued by PTC International Finance II S.A. our wholly-owned finance subsidiary organized under the laws of Luxembourg. Both the 10-3/4% Notes and 11-1/4% Notes are fully and unconditionally guaranteed by us (the "Company Guarantee"). PTC International Finance B.V., PTC International Finance (Holding) B.V. and PTC International Finance II, S.A. essentially have no independent operations and do not file separate reports under the Securities Exchange Act of 1934 (the "Exchange Act").

We publish our Financial Statements in Polish Zloty. In this quarterly report on Form 6-K (the "Form 6-K"), references to "Zloty" or "PLN" are to Polish currency, references to "U.S. dollars," "USD" or "$" are to United States currency, references to "Deutschmark" or "DM" are to German currency and references to "Euros" are to the single currency of the countries of the European Union (the "EU") that entered the third stage of economic and monetary union pursuant to the Maastricht Treaty on January 1, 1999.

The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for Zloty. For the convenience of the reader, this Form 6-K contains translations of certain Zloty amounts into U.S. dollars at the rate of PLN 4.1428=$1.00, the exchange rate quoted for accounting purposes by the National Bank of Poland ("NBP"), the Polish central bank, on March 31, 2000 (the "Fixing Rate"). These translations should not be construed as representations that such Zloty amounts actually represent such U.S. dollar amounts or could be, or could have been, converted into U.S. dollars at the rates indicated or at any other rate.

Our Financial Statements for the three months ended March 31, 2000 (the "Financial Statements") attached to this Form 6-K have been prepared in accordance with International Accounting Standards ("IAS"), which differs in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP") (see Note 26 to the Financial Statements). Unless otherwise stated herein, all financial information presented in this Form 6-K has been prepared in accordance with IAS.


Our registered office and its headquarters are located at Al. Jerozolimske 181, 02-222 Warsaw; telephone (480 22 573-6000).

                                TABLE OF CONTENTS

SELECTED FINANCIAL DATA                                                                                       4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2000                                               6


RESULTS OF OPERATIONS                                                                                         6
OVERVIEW                                                                                                      6
NET SALES                                                                                                     7
COST OF SALES                                                                                                 8
OPERATING EXPENSES                                                                                            9
INTEREST AND OTHER FINANCIAL EXPENSES, NET                                                                    9
TAXATION                                                                                                      9
INFLATION AND CURRENCY EXCHANGE FLUCTUATIONS                                                                 10
LIQUIDITY AND CAPITAL RESOURCES                                                                              12


SIGNIFICANT TRANSACTIONS AND AGREEMENTS                                                                      14


HEDGING TRANSACTIONS                                                                                         14


LEGAL PROCEEDINGS                                                                                            14


INTERCONNECT                                                                                                 14
INTERNET - VOIP                                                                                              14
DATA SECURITY                                                                                                14


SHAREHOLDERS AND BOARD MEMBERS                                                                               15


APPOINTMENT OF NEW DIRECTOR OF STRATEGY, MARKETING AND SALES                                                 15
CHANGES IN OWNERSHIP                                                                                         15
CHANGES IN SUPERVISORY BOARD                                                                                 15


BUSINESS ENVIRONMENT                                                                                         16


THE COMPANY ON THE WIRELESS MARKET                                                                           16


SIGNATURES                                                                                                   17

SELECTED FINANCIAL DATA

                                                                (UNAUDITED)                  (UNAUDITED)
                                                             THREE MONTHS ENDED           THREE MONTHS ENDED
                                                               MARCH 31, 2000               MARCH 31, 1999
                                                               --------------               --------------
                                                           PLN                $(1)               PLN
                                                           ---                ----               ---

                                                                (in thousands)             (in thousands)
STATEMENT OF OPERATIONS DATA
International Accounting Standards
Net Sales:
      Service revenues and fees                            743,730           179,524            443,218
      Sales of telephones and accessories                   52,165            12,592             45,934
                                                        ----------         ----------        ----------
            Total net sales                                795,895           192,116            489,152
Cost of sales:
      Cost of services sold                               (306,282)          (73,931)          (180,416)
      Cost of sales of telephones and accessories         (222,926)          (53,811)          (148,733)
                                                        ----------        ----------         ----------
            Total cost of sales                           (529,208)         (127,742)          (329,149)
                                                        ----------         ----------        ----------
      Gross margin                                         266,687            64,374            160,003
Operating expenses:
      Selling and distribution costs                      (129,165)          (31,178)           (83,170)
      Administration and other operating costs             (38,037)           (9,181)           (20,692)
                                                        ----------        ----------         ----------
Total operating expenses                                  (167,202)          (40,359)          (103,862)
                                                        ----------        ----------         ----------
Operating profit                                            99,485            24,014             56,141
Interest and other financial expense, net                  (66,094)          (15,954)          (183,314)
                                                        ----------        ----------         ----------
(Loss) profit before taxation                               33,391             8,060           (127,173)
                                                        ----------        ----------         ----------
Taxation expense                                            (1,847)             (446)             3,078
                                                        ==========        ==========         ==========
Net (loss)/income                                           31,544             7,614           (124,095)
                                                        ==========        ==========         ==========
U.S. GAAP
Revenues                                                   795,895           192,116            489,152
Cost of sales                                             (526,920)         (127,189)          (327,729)
Operating expenses                                        (167,202)          (40,360)          (113,330)
Interest and other financial expense, net                  (59,066)          (14,258)          (203,610)
Taxation expense                                            (1,847)             (446)             6,016
                                                        ----------        ----------         ----------
Net profit/(loss)                                           40,860             9,863           (149,501)

OTHER FINANCIAL AND OPERATING DATA


EBITDA (IAS) (1)                                           208,003            50,210            108,136
EBITDA (US GAAP)(2)                                        208,003            50,210             98,668
Subscribers at the end of the period                     2,005,368                            1,751,475
Monthly churn rate(3)                                          1.7%                                 3.6%

                                                                 AT MARCH 31, 2000             AT DECEMBER 31, 1999
                                                                 -----------------             --------------------
BALANCE SHEET DATA
International Accounting Standards
Long-term assets                                              4,173,657      1,007,448              4,011,762
Total assets                                                  5,368,235      1,247,679              5,953,964
Long-term liabilities, provisions and deferred taxes          3,806,644        918,858              4,606,954
Total liabilities                                             5,168,885      1,295,798              5,786,158
Shareholders' equity                                            199,350         48,120                167,806
U.S. GAAP
Long-term assets                                              4,113,230        990,862              3,969,987
Total assets                                                  5,398,745      1,303,163              5,939,661
Shareholders' equity                                            119,203         28,774                 78,343

---------------------------------------

(1) Solely for the convenience of the reader, Zloty amounts have been translated into U.S. dollars at the rate of PLN 4.1428 per $1.00, the Fixing Rate announced by the National Bank of Poland on March 31, 2000. The translated amounts should not be construed as representations that the Zloty has been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

(2) EBITDA represents operating profit (loss) before depreciation and amortization. EBITDA is included as supplemental disclosure because it is generally accepted as providing useful information regarding a company's ability to service and incur debt. EBITDA should not, however, be considered in isolation as a substitute for net income, cash flow provided from operating activities or other income or cash flow data or as a measure of a company's profitability or liquidity.

(3) The churn rate is calculated as the average of the monthly churn rates in the relevant period. The monthly churn rate is calculated as the total number of voluntary and involuntary deactivations and suspensions during the relevant month expressed as a percentage of the average number of subscribers for the month (calculated as the average of the month end total number of subscribers and the total number of subscribers at the end of the previous month).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2000

RESULTS OF OPERATIONS

OVERVIEW

Our company was formed in December 1995, and was awarded a fifteen-year non-exclusive GSM 900 license (the "License") in February 1996 by the Polish Ministry of Communications. Thereafter, we commenced construction of our GSM network, and in September 1996, started offering services to subscribers under the brand name Era GSM. Since that time, we have experienced rapid growth and development. In August 1999, we were awarded the only nationwide fifteen-year, non-exclusive GSM 1800 license and from March 1, 2000, we have been offering our services in both frequencies: 900 and 1800. The following table sets forth information about our subscribers and GSM cellular network coverage as at the dates indicated:

                                                                          AS OF THE QUARTER ENDED MARCH 31,
                                                                         2000                          1999
Customers:
            Net customer additions                                     253,893                       156,963
            Total Customers                                           2,005,368                      937,703
of which:
            Post-paid customers                                       1,577,149                      702,714
            Pre-paid customers                                         428,219                       234,989

Growth  of  total  customers  from  the  end of  the  same
quarter in the prior year (%)                                            114%                          128%

Average Monthly Churn (%)                                                1.7%                          3.6%

Traffic:
           Average monthly revenue per customer    (PLN)
                                                                         130                           175
           Change from prior year (%)                                  (25.7)%                       (14.3%)

Coverage of GSM cellular network in Poland:
           Geographical area covered                                     87%                           80%
           Population Covered                                            97%                           91%


We recorded a net profit of PLN 31.5 million in the first three months of 2000, as compared with a net loss of PLN 124.1 million during the same period in 1999. Operating profits increased to PLN 99.5 million in the first three months of 2000, compared with PLN 56.1 million for the same period in 1999. The strong growth in net sales and gross margin in service revenues and fees was largely offset by increased cost of sales for promotional telephones and accessories. The difference between profit for the first three months of 2000 and net loss for the three months of 1999 principally results from the net interest and other financial expenses, decreased from PLN 183.3 million at the end of first quarter 1999 to PLN 66.1 million at the end of first quarter of this year. The decrease in net interest and other financial expenses principally results from an increase of foreign exchange gains from PLN 1.8 million in the first quarter of 1999 to PLN 109.9 million in the same period of 2000, and a decrease in foreign exchange losses from PLN133.5 million for the three months ended March 31, 1999 to PLN 56.0 million for the three months ended March 31, 2000. In summary, the net foreign exchange loss of PLN 131.7 million in the first quarter of 1999 was transformed into the gain of PLN 53.9 million in the first quarter of 2000.

The following table sets forth our gross margin by net sales category for the periods indicated:

                                                                     THREE MONTHS ENDED
                                                                         MARCH 31,
                                                                         ---------
                                                                  2000              1999
                                                                  ----              ----
                                                                   (in thousands of PLN)
Net service revenues and fees                                    743,730          443,218
Cost of services sold                                           (306,282)        (180,416)
                                                                --------         --------
    Gross margin from service revenues and fees                  437,448          262,802
                                                                --------         --------
    Gross margin percentage of net service
     and fees revenue                                               58.8%            59.3%
Sales of telephones and accessories                               52,165           45,934
Cost of sales of telephones and accessories                     (222,926)        (148,733)
                                                                --------         --------
    Gross margin from sales of telephones and accessories       (170,761)        (102,799)
                                                                --------         --------
    Gross margin percentage of net telephones
     and accessories revenue                                      (327.3%)         (223.8%)
                                                                --------         --------
Gross margin                                                     266,687          160,003

                                                                ========         ========
Gross margin percentage of total net revenues                       33.5%            32.7%
                                                                ========         ========

NET SALES

Our net sales were PLN 795.9 million in the first three months of 2000, as compared with PLN 489.2 million during the same period in 1999. Net sales consist primarily of service revenues and fees, comprised of air-time tariffs, monthly service fees and service activation fees. Air-time tariffs include revenues from incoming and outgoing calls and revenues from the sale of pre-paid air-time minutes.

Our service revenues and fees were PLN 743.7 million during the first three months of 2000, as compared with PLN 443.2 million during the same period in 1999. The growth in service revenues and fees primarily reflects an increase in the number of our total subscribers to over 2 million as of March 31, 2000, including 428,219 Tak Tak pre-paid GSM service subscribers, as compared with 937,703 total subscribers with 234,989 Tak Tak users as of March 31, 1999. The increase in customer base, however, was partially offset by a decrease in the monthly average revenue per subscriber to PLN 130 for the three months ended March 31, 2000, from PLN 175 per month for the same period in 1999.

In order to harmonize tariff plans and better target various markets, we introduced new tariff plans in the first quarter of 2000 including: (i) a new tariff Halo 20 (with 20 free minutes included in the monthly fee) which replaced the Halo tariff; (ii) Between Us (with discounted minutes for three chosen numbers); (iii) extended bundle of discounted minutes attached to each existing tariff plan; and (iv) discounted minutes to our ERA Business tariff assigned for business customers.

Sales of handsets and accessories were PLN 52.2 million during the first three months of 2000, as compared with PLN 45.9 million during the same period in 1999. Since the beginning of operations, we have conducted many promotional campaigns in which we offered reduced prices for handsets and activation fees during specific periods. As a result of these promotional campaigns, a significant number of new subscribers have been added, although revenues from sales of handsets and accessories have been negatively affected by promotional discounting of the cost of handsets and accessories to subscribers.

Net interconnect income of PLN 121.2 million is included in the gross margin from service revenues and fees for the first three months of 2000, which is comprised of PLN 163.5 million in gross sales and PLN 42.3 million of expense. For the same period in 1999, the net interconnect income was PLN 73.3 million, consisting of PLN 96.2 million in gross sales and PLN 22.9 million of expense. We have interconnect agreements with TPSA (Telekomunikacja Polska S.A.), Polkomtel, Netia Telekom and Telefonia Lokalna (contract signed April 4, 2000). Interconnect agreements with Centertel and El-Net are still under negotiations.

COST OF SALES

Our costs of sales were PLN 529.2 million in the first three months of 2000, as compared with PLN 329.1 million in the same period in 1999. Gross margin was PLN
266.7 million in the first three months of 2000, as compared with a gross margin of PLN 160.0 million in the same period in 1999. As a percentage of net sales, gross margin represented 33.5% and 32.7% in the first three months of 2000 and 1999, respectively.

The increase in gross margin for the three months ended March 31, 2000, primarily reflects growth in our subscriber base, resulting in increased revenue from air-time charges and monthly service fees. This increased revenue, however, was partially offset by the cost of sales of handsets and accessories during the period, which continued to exceed the amount that we charged our subscribers for those items as a result of our continued use of promotions to attract subscribers. As a general matter, Management does not intend to achieve positive overall margins on our sales of equipment and intends to sell these items to ensure a sufficient supply of GSM equipment in the market place.

The continuous growth of our GSM network has resulted in increased demand for transmission capacity. Presently, lines leased from TPSA, the main Polish wire line operator, provide a large portion of the transmission capacity. We have entered into a contract with Ericsson Radio

Systems AB to construct a new "backbone" transmission network in order to minimize the use of the leased lines. We believe that when completed, the backbone network will reduce the cost of sales and our dependence on external suppliers. Currently we are running the first three connections of the Synchronos Digital Herarchy ("SDH") backbone and additional connections. We also plan to have the city rings operational by the end of the second quarter.

OPERATING EXPENSES

Our operating expenses were PLN 167.2 million during the first three months of 2000, as compared with PLN 103.9 million in the same period in 1999.

Selling and distribution costs were PLN 129.2 million in the three months ended March 31, 2000, as compared with PLN 83.2 million in the same period in 1999. The selling and distribution costs for the three months ended March 31, 2000 included proportional increases in advertising costs for promotions associated with our continued marketing roll-out, sales force salaries and wages, and charges to the doubtful debtors provision. The charge to doubtful debtors provision increased to PLN 37.6 million for the three months ended March 31, 2000 from PLN 25.4 million for the three months ended March 31, 1999. This was a result of the increase in the revenues driven by air-time and access fees.

Administration and other operating costs were PLN 38.0 million for the three months ended March 31, 2000, as compared with PLN 20.7 million for the same period in 1999. The increase in operating cost for the first three months of 2000, as compared with the same period in 1999, were primarily due to increased employee hiring and external services to support our growth.

INTEREST AND OTHER FINANCIAL EXPENSES, NET

Combined interest and other financial expenses net for the three months ended March 31, 2000 were PLN 66.1 million, as compared to PLN 183.3 million for the same period in 1999.

Net interest expenses were PLN 120.0 million for the three months ended March 31, 2000, as compared to PLN 51.6 million for the three months ended March 31, 1999. Interest on the Bank Credit Facility accrues continuously. Interest is payable each year as individual draw downs mature. Interest on the 10-3/4% Notes is payable starting January 1, 2003 for the accrued portion of the prior six months balance, but for the 11-1/4% Notes the first interest is payable on June 1, 2000

As a result of the appreciation of the Zloty in relation to other major currencies, we incurred a net foreign exchange gain of PLN 53.9 million in the first three months of 2000, as compared to a net foreign exchange loss of PLN
131.7 million during the same period in 1999. (See further discussion in the Inflation and Currency Fluctuation section of this document)

TAXATION

Our profits before taxes were PLN 33.4 million for the three months ended March 31, 2000, compared to a loss before taxes of PLN 127.1 million for the three months ended March 31, 1999. We incurred a net profit of PLN 31.5 million in the three months ended March 31, 2000, compared to a net loss of PLN 124.1 million for the same period in 1999, after reflecting the accounting effect of taxation.

In accordance with the requirements of the Polish tax authorities, the cost of the GSM 900 and 1800 Licenses is recorded on a cash basis, which is the most significant component of our total deferred tax liability of PLN 138.0 million as at March 31, 2000, as compared to a deferred tax liability of PLN 102.5 million as at December 31, 1999. We also recorded a deferred tax asset relating to the realization of accrued expenses and certain tax loss carry forwards of PLN 200.4 million as at March 31, 2000 as compared to PLN 172 million as at December 31, 1999. (See Note 11 to the Financial Statements)

According to the tax regulations, the Corporate Income Tax rates have been reduced. In January 2000, the new tax rate was changed from 34% for the year 1999, to 30% for the year 2000.

INFLATION AND CURRENCY EXCHANGE FLUCTUATIONS

In connection with its transition from a state-controlled economy to a free market economy, Poland experienced high levels of inflation and significant fluctuation in the exchange rate for the Zloty. The Polish government has adopted policies to slow the annual rate of consumer price inflation. For the twelve months ended March 31, 2000, annualized consumer price inflation in Poland was 10.3% according to the Polish Office of Statistics. Since the launch of our operations in 1996, cumulative inflation in Poland has been 48.2%.
The Polish Communications Law provides that the Ministry of Communications may impose a ceiling on the prices that we and other telecommunications service providers can charge for our services.

Our sales revenues are denominated in Polish Zlotys. A significant portion of our expenses and liabilities, however, are denominated in other currencies. These include our liability to the Polish government for the GSM 900 and GSM 1800 Licenses, which are linked to the Euro and payable in Zlotys, liabilities to our suppliers of network capital equipment and handsets, which are generally denominated and/or linked to Deutschmarks, French Francs or U.S. dollars. Additionally, the 10-3/4 Notes, 11-1/4 Notes and shareholder loans are denominated in U.S. dollars or Euros. As a result, operating income and cash flows are and will remain significantly exposed to appreciation in these non-Polish currencies against the Polish Zloty.

Future currency exchange fluctuations are expected to continue to have a significant effect on the financial condition and results of operations. To manage this currency risk we have entered into foreign currency forward transactions. Our hedging policy allows for the use of forwards, swaps and options for minimizing currency and interest rate risks.

As of March 31, 2000, we concluded a set of short-term transactions (foreign currency forwards and non-deliverable forwards) to hedge the foreign currency liabilities that are scheduled to come due in the next 12 months.

Starting in late 1998 and continuing through the current year, we drew funds from the Bank Credit Facility and exhausted the Zloty denominated first tranche in order to minimize the negative effects of currency exchange fluctuations. To minimize our foreign currency risk we have changed the payment currency for our contracts with our main suppliers from foreign currency to Zloty. Additionally, replacing the Bank Credit Facility will increase the Zloty portion of the debt.

The table below summarizes our foreign currency denominated long-term obligations including, the future value of cash payments for principal and interest, with the exception of the Bank Credit Facility which only represents future principal payments due to its structure of variable interest rates and continued revolving for each drown down.

                             EXPECTED MATURITY DATE

                            (IN THOUSANDS OF ZLOTY)

------------------------------------------------------------------------------------------------------------------------------
                        2000         2001         2002         2003        2004      Thereafter       Total        Present
                                                                                                                    Value
                                                                                                                   3/31/00
------------------------------------------------------------------------------------------------------------------------------
GSM 900 License             -      222,436            -             -           -               -       222,436      210,028
------------------------------------------------------------------------------------------------------------------------------
GSM 1800 License       66,277       66,277       66,277             -           -               -       198,831      175,876
------------------------------------------------------------------------------------------------------------------------------
10-3/4 Notes                -            -            -       112,764     112,764       1,387,262     1,612,790      829,072
------------------------------------------------------------------------------------------------------------------------------
11-1/4 Notes          207,690      203,729      203,729       203,729     203,729       2,829,563     3,852,169    1,857,023
------------------------------------------------------------------------------------------------------------------------------
Shareholder Loans           -            -            -             -           -         710,482       710,482      334,777
------------------------------------------------------------------------------------------------------------------------------
Headquarters Lease     22,326       29,768       29,768        29,768      29,768         299,962       441,360      216,644
------------------------------------------------------------------------------------------------------------------------------
Weighted Average
Effective Interest
Rate                  11.1416      11.1416      11.1416       11.1416     11.1416         11.1416       11.1416      11.1416
------------------------------------------------------------------------------------------------------------------------------



Tab. 1 Our foreign currency denominated long-term obligations.

We are exposed to interest rate risk primarily as a result of the Bank Credit Facility, which at the end of the first quarter of 2000 consisted of a PLN loan of 570 million at a rate of WIBOR plus 0.75% per annum The table below presents principal payments under the Bank Credit Facility, including principal and related weighted average interest rates for the balance drawn under the facility as of March 31, 2000. The weighted average interest rates computed do not consider the rate at which individual draw downs on the loan will be refinanced. Each draw down has a short-term maturity date, which can be rolled over, subject to the annual repayment schedule for the entire facility.

                             EXPECTED MATURITY DATE

                             (IN THOUSANDS OF ZLOTY)

--------------------------------------------------------------------------------------------------------------------
Bank Credit            2000        2001        2002        2003        2004       Thereafter      Total     Present
Facility                                                                                                      Value
                                                                                                             3/31/00
---------------------------------------------------------------------------------------------------------------------


                                                 (in thousands of PLN)
Variable Rate
(PLN)                150,563     181,184     179,262     173,297     151,734       130,171       966,213     570,000
---------------------------------------------------------------------------------------------------------------------

Weighted Average
Effective
Interest Rate        18.9146     18.9146     18.9146     18.9146     18.9146       18.9146       18.9146     18.9146
---------------------------------------------------------------------------------------------------------------------

Tab. 2 Principal payments under the Bank Credit Facility

LIQUIDITY AND CAPITAL RESOURCES

Our liquidity requirements arise primarily from the need to fund capital expenditures for the expansion of our business, GSM 900 and GSM 1800 license fees and for our working capital requirements. On December 17, 1997, we entered into a loan facility arranged by Citibank (Poland) S.A. and Citibank International plc. The lenders agreed to make loans to us, on a term loan, guarantee or revolving credit basis (as desired) in the aggregate principal amount of not more than DM 672.0 million (the "Bank Credit Facility") subject to PTC having met required liquidity and credit-rating conditions. The Bank Credit Facility consists of two tranches: (i) an offshore tranche of up to DM 420.0 million may be drawn in Deutschmark, U.S. dollars, Euro or other freely convertible currencies as agreed by the lenders; and (ii) a domestic tranche equal to the Zloty equivalent of DM 252.0 million available to be drawn in Zloty. At the end of March 2000, the combined loan limit for us under Zloty and Deutchmark tranche was PLN 570 million. To date, we are only draw downing the Zloty denominated tranche.

On August 24, 1999, the operating shareholders extended to us USD 75.0 million in subordinated loans to fund the GSM 1800 license and provide continued liquidity as follows: Elektrim, Zloty equivalent of USD 39.8 million; DeTe Mobil, USD 17.6 million; and MediaOne, USD 17.6 million. Each shareholder loan bears an interest rate of 12.5% compounded semi-annually on June 17th and December 17th. The full loan balance and all accrued interest are due on June 19, 2006. However, interest may be due earlier dependent on our ability to meet the Bank Credit Facility covenants.

In November 1999, we issued 11-1/4% Notes of USD 150 million and Euro 300 million with a maturity date in 2009. The interest is payable on June 1 and December 1 each year starting with June 1, 2000. We were obliged to establish two escrow accounts to secure the 11-1/4% Notes and to pay the first five scheduled interest payments on the 11-1/4% Notes. On May 2, 2000, we closed the exchange offer of our 11 -1/4% Notes into freely traded 11-1/4% Senior Subordinated Guaranteed Notes.

Our net cash generated from operating activities during the three months ended March 31, 2000 was PLN 33.6 million, as compared to PLN 59.4 million during the three months ended March 31, 1999. Non-cash provisions and net non-operating items for the same period totaled PLN 180.9 million and PLN 239.3 million, at the end of first quarter of 2000 and 1999 respectively, and principally reflect depreciation and amortization, provisions for doubtful debtors, unrealized foreign exchange losses and accrued interest expense. In addition, cash used in net working capital items for the first quarter of 2000 was PLN 92.1 million, as compared to cash generated from net working capital items of PLN 8.9 million for the same period in 1999. This was primarily due to increased cash used to purchase inventory.

Our net cash used in investing activities was PLN 380.4 million for the three months ended March 31, 2000, as compared to PLN 270.2 million for the three months ended March 31, 1999, principally reflecting payments to suppliers of network capital equipment used in the ongoing build-out of our GSM 900 and 1800 network and payment of GSM 900 license fee. Our net cash used in financing activities was PLN 514.8 million for the three months ended March 31, 2000, as compared to net cash generated from financing activities PLN 216.7 million for the three months ended March 31, 1999, reflecting repayment of long-term borrowings.

Management anticipates that capital expenditures for the remaining three quarters of 2000 will total approximately PLN 1.8 million, including expenditures related to our backbone network. We also expect that the level of our capital expenditures will remain significant for the medium term, as we upgrade our network capacity, coverage and quality.

In order to implement the current business plan, we will need to raise EUR 650 million to fund anticipated working capital requirements, capital expenditures and other operating needs. We are in the process of negotiating with various financial institutions to replace the current DM 672.0 million equivalent Bank Credit Facility with a larger one. The negotiations with the debt organizers are commenced and we expect to complete negotiations by the end of the first half of 2000. Furthermore, we expect to utilize the new Bank Credit Facility prior to the end of 2000.

SIGNIFICANT TRANSACTIONS AND AGREEMENTS

HEDGING TRANSACTIONS

We have entered into our first hedging transactions with different Polish and multinational banks. We have managed to hedge a significant part of our foreign currency risk for the next 12 months and will continue to hedge on a 12-month rollover basis. We will also try to increase the PLN portion of the Bank Credit Facility as one of our points in the process of minimizing currency risk exposure. In an effort to minimize our currency risk exposure we also renegotiated contracts with our main suppliers to enable us to make payments in Polish Zloty.

LEGAL PROCEEDINGS
INTERCONNECT

As a result of our initial interconnect negotiations with TPSA the Supreme Administrative Court issued a decision (the "Interconnect Decision") regarding our settlement process with TPSA for interconnect payments. TPSA appealed the Court's decision. We have neither received a judgment from the Supreme Administrative Court regarding TPSA's appeal of the Interconnect Decision, nor has TPSA withdrawn this appeal despite the interconnect agreement between us.

INTERNET - VoIP

On February 1, 2000, we received a summons from the State Telecommunications and Postal Inspection (PITiP) as a result of an inspection conducted by the agency in January 2000 of our Internet access services (VoIP). The summons ordered us to cease providing international telephone service over the Internet network. In response, we applied for reconsideration of the case, and on February 10, 2000, we received a decision from the Minister of Communications which rendered the summons invalid. It was determined that we could continue to offer Internet access services for subscribers who have data transmission service until May 2000, when it is anticipated that a new regulation will be prepared by the Ministry of Communications. We will also participate in preparing the new Internet access regulations in conjunction with the Ministry.

DATA SECURITY

An investigation into our sales practices by the General Inspector for Personal Data Protection's ("GIODO") office was conducted in the fourth quarter of 1999. Although the post-control protocol report resulting from the inspection neither outlined a legal situation or suggested changes, it did reveal that we require our customers to provide more identification than the office generally believes is necessary. In our opinion, such documentation is necessary to verify the identity of our subscribers who enter into an extended agreement for telecommunications services, and also, to assist us in minimizing the risk of subscriber fraud. Together with other telecom operators in Poland, we submitted a proposal to the Ministry of Communications regarding changes to the existing law. The Ministry of Communications has not taken a position on the matter, nor has it responded to the proposal. However, a new telecommunication regulation regarding this issue should be approved at the end of this year or early next year, and is anticipated to include the paragraphs allowing the collection of personal data, which according to the GIODO is not currently allowed.

SHAREHOLDERS AND BOARD MEMBERS

APPOINTMENT OF NEW DIRECTOR OF STRATEGY, MARKETING AND SALES

As of March 1, 2000, Wojciech Ploski replaced Karim Khoja as the Director of Strategy, Marketing and Sales. Mr. Ploski began working with us in May 1996 as the Deputy Director of Marketing (Products and Logistics). In September 1997, he assumed the position of Director of Logistics and Sales. Mr. Ploski was one of the main developers of our direct, indirect and retail sales network and the purchasing department. Prior to joining us, Mr. Ploski worked for Curtis Company for ten years where he held variety of positions, including Executive Director of the television factory in Mlawa and the Commercial Director of Curtis International. Mr. Ploski holds a degree from the Warsaw University of Technology, Telecommunication Department.

CHANGES IN OWNERSHIP

DeTeMobil sought an injunction to prevent the acquisition of 3% of company shares by Elektrim on our registry books in the Warsaw Regional Court, XX Commercial Division, but the Court did not grant the injunction. DeTeMobil has appealed this decision to the Court of Appeal in Warsaw, but the court confirmed that Elektrim had a right to buy additional company shares. DeTeMobil's claim seeks a declaration that a portion of shares involved in Elektrim's announced acquisition should have been sold to DeTeMobil in recognition of its first refusal rights under the shareholders agreement. DeTeMobil has directed its claim to the International Arbitration Court in Vienna, but at this time there is no resolution of this arbitration and the time of the resolution is still uncertain.

On March 23, 2000, the transfer of ownership between Deutche Telekom AG and MediaOne was finalized and Deutche Telekom became the owner of MediaOne International B.V. with its 22.5% of company shares, owning presently, directly or indirectly, 45% of company shares.


CHANGES IN SUPERVISORY BOARD

Following changes in our ownership the Supervisory Board has been changed. Starting April 11, 2000, Dieter Schumacher and Dr. Klaus Tebbe replaced Stephen
D. Boyd and William A. Noris in their positions on the Company's Supervisory Board members.

BUSINESS ENVIRONMENT

THE COMPANY ON THE WIRELESS MARKET

As of March 1, 2000, all three wireless service providers in Poland actively operate in both GSM 900 and GSM 1800 frequencies. We introduced new tariffs and products with the launch of GSM 1800 frequency: including, (i) the new tariff - Halo 20, with 20 free minutes, which replaced the original Halo tariff; (ii) the new tariff Between Us, with discounted minutes for three chosen numbers; (iii) an extended bundle of discounted minutes attached to each existing tariff; (iv) a discounted connections offered in the Era Business tariff; and (v) a Citibank co-sponsored Visa credit card. We were the first telecommunication company in Poland to offer the Visa card co-sponsored with Citibank, which was launched on April 1, 2000. Citibank-Era credit cards allow our subscribers to take advantage of discounted and specially offered Citibank and PTC services, for example: daily information on credit card activity via SMS, discounted value-added services, a free GSM information line and additional loyalty program points.

We are also a participant in the loyalty program Stokrotka launched on October 15, 1999. As of February 15, 2000, our post-paid subscribers can exchange their points for telephone accessories or partner awards. At end of March 2000, 967,889 customers participated in the program, and 399 had redeemed their awards.

During the first quarter of 2000 we were recognized with several service awards, including (i) Byk Sukcesu (Bull of Success) by Success magazine for the "Connection of Poles to each other and connection of Poland with the rest of the world;" (ii) Zlota Antena (Golden Antenna) conferred by Telecommunication World for Eranet - the first internet link in a wireless system; and (iii) were honored by Your Mobile magazine for our information services SMS, Halo tariff and VoIP.

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
POLSKA TELEFONIA CYFROWA Sp. z o.o.
(Registrant)

By: /s/ Boguslaw Kulakowski
    -----------------------
Boguslaw Kulakowski, Director General



By: /s/ Wilhelm Stuckemann
    -----------------------
Wilhelm Stuckemann, Director of Network Operations




May 10, 2000

POLSKA TELEFONIA CYFROWA SP. Z O.O.

CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
TOGETHER WITH REPORT OF
INDEPENDENT PUBLIC ACCOUNTANTS
FOR THE THREE MONTHS PERIODS ENDED
MARCH 31, 2000 AND MARCH 31, 1999

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
             CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE
           THREE MONTH PERIODS ENDED MARCH 31, 2000 AND MARCH 31, 1999
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------

                                                       NOTES     THREE MONTHS ENDED     THREE MONTHS ENDED MARCH
                                                       -----       MARCH 31, 2000               31, 1999
                                                                   --------------               --------
                                                                    (UNAUDITED)               (UNAUDITED)
NET SALES                                               7                 795,895                 489,152

COST OF SALES                                           8                (529,208)               (329,149)
                                                                         --------                --------
GROSS MARGIN                                                              266,687                 160,003

OPERATING EXPENSES                                      8                (167,202)               (103,862)
                                                                         --------                --------
OPERATING PROFIT                                                           99,485                  56,141

NON-OPERATING ITEMS
       Interest and other financial income              9                 124,710                   2,064
       Interest and other financial expenses           10                (190,804)               (185,378)
                                                                         --------                --------
INCOME/(LOSS) BEFORE TAXATION                                              33,391                (127,173)

TAXATION (CHARGE)/BENEFIT                              11                  (1,847)                  3,078
                                                                         --------                --------
COMPREHENSIVE NET INCOME/(LOSS)                                            31,544                (124,095)
                                                                         ========                ========


              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                   AS AT MARCH 31, 2000 AND DECEMBER 31, 1999
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


                                                                 NOTES                AT                 AT
                                                                 -----             MARCH 31,         DECEMBER 31,
                                                                                   ---------         ------------
                                                                                    2000                1999
                                                                                    ----                ----
                                                                                 (UNAUDITED)
CURRENT ASSETS
       Cash and cash equivalents                                  24                 228,592          1,095,509
       Short-term investment                                      12                 197,849            198,468
       Debtors and prepayments                                    13                 374,538            409,410
       Accounts receivable from
         State Treasury                                           13                  75,991             54,835
       Inventory                                                  14                 317,608            183,980
                                                                                   ---------          ---------
                                                                                   1,194,578          1,942,202

LONG-TERM ASSETS
       Tangible fixed assets, net                                 15               2,765,207          2,573,905
       Intangible fixed assets, net                               16               1,032,431          1,050,775
       Financial assets                                           12                 291,122            301,829
       Deferred cost                                              17                  84,897             85,253
                                                                                   ---------          ---------
                                                                                   4,173,657          4,011,762
                                                                                   ---------          ---------
TOTAL ASSETS                                                                       5,368,235          5,953,964
                                                                                   =========          =========

CURRENT LIABILITIES                                               18               1,362,241          1,179,204

LONG-TERM INTEREST-BEARING LIABILITIES                            19               3,776,413          4,578,412

DEFERRED TAX LIABILITY, NET                                       11                  29,012             27,322

PROVISIONS FOR LIABILITIES AND CHARGES                            20                   1,219              1,220
                                                                                   ---------          ---------
TOTAL LIABILITIES                                                                  5,168,885          5,786,158
                                                                                   ---------          ---------
SHAREHOLDERS' EQUITY
       Share capital                                              21                 471,000            471,000
       Accumulated deficit                                                         (271,650)          (303,194)
                                                                                   ---------          ---------
                                                                                     199,350            167,806
                                                                                   ---------          ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                         5,368,235          5,953,964
                                                                                   =========          =========

              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
             CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE
           THREE MONTH PERIODS ENDED MARCH 31, 2000 AND MARCH 31, 1999
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


                                                                      THREE MONTHS        THREE MONTHS
                                                                         ENDED               ENDED
                                                                    MARCH 31, 2000       MARCH 31, 1999
                                                                      ----------           ----------
                                                                      (UNAUDITED)         (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:                                        (see Note 24)
      NET INCOME/(LOSS)  BEFORE TAXATION                                  33,391             (127,173)

      ADJUSTMENTS FOR:
      Depreciation and amortization                                      108,518               51,995
      Charge to provision for doubtful debtors                            37,623               25,416
      Charge to provision for inventory                                    2,044                1,000
      Other provisions and special funds                                      (1)                (629)
      Unrealized foreign exchange (gains)/losses, net                    (87,235)             109,399
      Loss on disposal of tangibles and intangibles                        5,826                   (7)
      Interest expense, net                                              120,044               51,614
      Other                                                                   --                   (2)
                                                                      ----------           ----------
      OPERATING CASH FLOWS BEFORE WORKING CAPITAL CHANGES                220,210              111,613

      Increase in inventory                                             (135,672)             (14,883)
      Increase in debtors, prepayments and deferred cost                 (23,971)             (38,210)
      Increase in trade payables and accruals                             67,630               61,995
                                                                      ----------           ----------
      CASH FROM OPERATIONS                                               128,197              120,515

      Interest paid                                                      (94,631)             (35,557)
      Income taxes paid                                                       --              (25,549)
                                                                      ----------           ----------
      NET CASH GENERATED FROM OPERATING ACTIVITIES                        33,566               59,409

      CASH FLOWS USED IN INVESTING ACTIVITIES:

      Purchases of intangible fixed assets                              (110,083)             (54,772)
      Purchases of tangible fixed assets                                (278,061)            (215,721)
      Proceeds from sale of equipment and intangibles                        144                    7
      Interest received                                                    7,581                  305
                                                                      ----------           ----------
      NET CASH USED IN INVESTING ACTIVITIES                             (380,419)            (270,181)

      CASH FLOWS (USED IN)/FROM
      FINANCING ACTIVITIES:

      (Repayment of)/proceeds from long-term borrowings                 (514,802)             220,896
      Net change in overdraft facility                                        --               (4,163)
                                                                      ----------           ----------
      NET CASH (USED IN)/GENERATED FROM FINANCING ACTIVITIES            (514,802)             216,733

      NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS              (861,655)               5,961

      EFFECT OF FOREIGN EXCHANGE CHANGES ON CASH AND CASH                 (5,262)                  59
      EQUIVALENTS

      CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                 1,095,509                5,695
                                                                      ----------           ----------
      CASH AND CASH EQUIVALENTS AT END OF PERIOD                         228,592               11,715
                                                                      ==========           ==========


              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR
         THE THREE MONTH PERIODS ENDED MARCH 31, 2000 AND MARCH 31, 1999
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


                                                     SHARE          ACCUMULATED          TOTAL
                                                     -----          -----------          -----
                                                    CAPITAL           DEFICIT
                                                    -------          --------
      BALANCE AT JANUARY 1, 1999                    471,000          (180,691)           290,309
      (RESTATED)

      Change in accounting policy with                   --               593                593
      respect to implementation of IAS 38

      Comprehensive net loss for the period,             --          (124,688)          (124,688)
      as originally reported
                                                    -------          --------            -------
      BALANCE AT MARCH 31, 1999                     471,000          (304,786)           166,214
      (RESTATED, UNAUDITED)                         =======           =======           ========



      BALANCE AT JANUARY 1, 2000                    471,000          (303,194)           167,806

      Comprehensive net income for the period            --            31,544             31,544
                                                    -------          --------            -------
      BALANCE AT MARCH 31, 2000                     471,000          (271,650)           199,350
      (UNAUDITED)                                  ========          ========           ========



              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------

1.    INCORPORATION AND PRINCIPAL ACTIVITIES

      Polska Telefonia Cyfrowa Sp. z o.o. (the "Company") was incorporated under Polish Law as a limited liability company based on a Notarial Act dated December 20, 1995. The Company is located in Warsaw, Al. Jerozolimskie 181 and was registered in the Regional Court in Warsaw, XVI Commercial Department on December 27, 1995.

      The principal activities of the Company are providing cellular telephone communication services in accordance with the GSM 900 and 1800 licenses (see Note 4b.) granted by the Minister of Telecommunications and the sale of cellular telephones and accessories compatible with its cellular services.

      During 1996 the Company signed an interim interconnect agreement with Telekomunikacja Polska S.A. ("TPSA") on a "bill and keep" basis. On May 22, 1997 the Ministry of Communications issued a decision with respect to new interconnect arrangements between the Company and TPSA. The decision was binding for both parties, however, certain terms, including the effective date, were still to be agreed. The decision defined interconnect, international and leased-lines settlements with TPSA.

      In the course of 1997, TPSA filed in the Supreme Administrative Court an appeal against the above mentioned decision. In the appeal, it challenges the entitlement of the Minister to issue the above decision on the basis that the established interconnect rates are not fair.

      On December 9, 1998, the Company signed a framework agreement with TPSA defining the terms of mutual interconnect arrangements. Notwithstanding the interconnect frame agreement, TPSA appeal to the Supreme Administrative Court has not been withdrawn.

      On February 1, 2000, the Company received a summons from the State Telecommunications and Postal Inspection as a result of an inspection conducted by the agency in January 2000 of the Company's Internet services. The summons ordered the Company to cease providing international telephone service over the Internet network. In response, the Company applied for reconsideration of the case, and on February 10, 2000, the Company received a decision from the Minister of Communications which rendered the summons invalid. It was determined that the Company could continue to offer Internet access services for subscribers who have data transmission service until May 2000, when it is anticipated that a new regulation will be prepared by the Ministry of Communications.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


2.    PRINCIPLES OF CONSOLIDATION

      a.    GROUP ENTITIES

      All intercompany balances and transactions are eliminated in consolidation. The condensed consolidated financial statements include the financial statements of Polska Telefonia Cyfrowa Sp. z o.o. and its wholly-owned subsidiaries, PTC International Finance B.V. and PTC International Finance (Holding) B.V.

      On June 17, 1997, PTC International Finance B.V. was incorporated under the laws of the Netherlands for the purpose of issuing long-term Notes ("10-3/4 Notes", see Note 19). The Company has acquired 40 fully-paid shares with a par value of 1,000 Netherlands Guilders each, issued by PTC International Finance B.V. PTC International Finance B.V. has no subsidiaries of its own.

      On November 5, 1999 PTC International Finance II S.A. was incorporated under the laws of Luxembourg and on November 16, 1999, PTC International Finance (Holding) B.V. was incorporated under the laws of the Netherlands for the purpose of issuing long-term Notes ("11-1/4 Notes", see Note 19). The Company has acquired 40 fully-paid shares with a par value of 1,000 Netherlands Guilders each, issued by PTC International Finance (Holding) B.V. Additionally, the Company has acquired 125 fully-paid shares with a par value of 1,000 Euro each issued by PTC International Finance II S.A. and contributed all of its shares except one, (owned by the Company, but held locally, due to legal requirements) to PTC International Finance (Holding) B.V. in exchange for 1 additional share of PTC International Finance (Holding) B.V. Thus, PTC International Finance II S.A. became a fully owned subsidiary of PTC International Finance (Holding) B.V. PTC International Finance II S.A. has no subsidiaries of its own.

      b.    REPORTING CURRENCY

      The Company primarily generates and expends cash through its operating activities in Polish zloty ("PLN"). Additionally, all of the receivables and the large part of its short-term liabilities are PLN denominated. Therefore, Management has designated the PLN as the reporting (functional) currency of the Company.

      The accompanying condensed consolidated financial statements are reported in thousands of PLN.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


3.    ACCOUNTING STANDARDS

      The Company maintains its books of account in accordance with accounting principles and practices employed by enterprises in Poland as required by Polish accounting regulations. The accompanying financial statements reflect certain adjustments not reflected in the Company's statutory books to present these statements in accordance with standards issued by the International Accounting Standards Committee. These adjustments and their effect on earnings for the three months periods ended March 31, 2000 and March 31, 1999 are shown in Note 25 to these Financial Statements.

      The differences between International Accounting Standards ("IAS") and generally accepted accounting principles in the United States ("U.S. GAAP") and their effect on net results for the three months periods ended March 31, 2000 and March 31, 1999 have been presented in Note 26 to these Financial Statements.

      The IAS rules that were mandatory as of 31 March 2000 were applied to these financial statements. In addition, each of the following new standards have been adopted early and applied throughout all of the periods presented herein:

      IAS 16      (revised 1998) "Property, Plant and Equipment",
      IAS 22      (revised 1998) "Business Combinations",
      IAS 36      "Impairment of Assets",
      IAS 37      "Provisions, Contingent Liabilities and Contingent Assets",
      IAS 38      "Intangible Assets".

      The effect of the adoption of the new standards is discussed in Note 5.

      In Management's opinion, the financial statements for the three months periods ended March 31, 2000 and March 31, 1999 include all adjustments necessary for a fair statement of the results for the period. All such adjustments are of normal, recurring nature.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


4.    PRINCIPAL ACCOUNTING POLICIES

      a.    TANGIBLE FIXED ASSETS

      Tangible fixed assets are shown at historical cost less accumulated depreciation.

      Depreciation is calculated using the straight-line method over the estimated useful life of the asset. The following depreciation rates have been applied:

                                         ANNUAL RATE          ESTIMATED
                                         -----------          ---------
                                            IN %        USEFUL LIVES IN YEARS
                                            ----        ---------------------
      Leasehold improvements                                 Lease term
      Buildings                               2.5%                40
      Plant and equipment                  4.0 - 30.0%         3.3 - 25
      Motor vehicles                      12.5 - 30.0%         3.3 -  8
      Other                               10.0 - 20.0%           5 - 10

      b.    INTANGIBLE FIXED ASSETS

      License

      The Company has acquired from the Polish State, represented by the Ministry of Communications, a license to provide telecommunication services according to ETSI/GSM standard in the 900 MHz band, including a permit to install and utilize telecommunication equipment and network, and allocation of frequencies in the ETSI/GSM 1800 MHz band ("the GSM 900 license").

      The GSM 900 license was acquired on February 23, 1996 and has been valued at the present value of the payments due to the State. For the period of development of the GSM 900 system, the cost of interest and foreign exchange losses were capitalized in the cost of the asset. This development period terminated during the third quarter of 1997. The GSM 900 license is amortized over the period of its validity, i.e. 15 years from the date of acquisition on a straight-line basis.

      On August 11, 1999 the Ministry of Communications granted the Company a license to provide telecommunication services according to ETSI/GSM standard in the 1800 MHz band, including a permit to install and utilize telecommunication equipment and network, and allocation of frequencies in the ETSI/GSM 1800 MHz band ("the GSM 1800 license"). The GSM 1800 license is valid for 15 years from the date of acquisition, though it allowed starting operations of relevant services from March 1, 2000.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


4.    PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

      b.    INTANGIBLE FIXED ASSETS (CONTINUED)

      The GSM 1800 license has been valued at the present value of the payments due plus the cost of interest and foreign exchange losses capitalized during the development period. The development period terminated together with the start of operational validity of the GSM 1800 license on March 1, 2000. The GSM 1800 license will be amortized over the period of its operational validity, i.e. 14.5 years.

      The above-described GSM 900 license and the GSM 1800 license are not transferable assets.

      Other intangible fixed assets

      Other intangible assets are stated at cost less accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful life of the asset. The following amortization rates have been applied:

                                          ANNUAL RATE
                                          -----------
                                              IN %
                                              ----
      Computer software                   10.0 - 50.0%
      Trademarks                              6.7%

      c.    DEBTORS

      Amounts due from debtors are shown net of provisions for doubtful accounts. The provisions are based on specific amounts due where realization is unlikely and on a general basis, calculated using historic collection experience.

      d.    INVENTORIES

      Inventories are stated at the lower of cost and net realizable value. Cost is determined principally under the average method. Provisions are set for obsolete, slow moving and damaged inventory and are deducted from the related inventory balances.

      e.    SPECIAL FUNDS

      Special funds consist primarily of the social fund. The social fund is an employer's obligation based on a government mandated calculation based on number of employees and the monthly minimum wage in Poland. The amounts calculated under this formula must be used for the benefits of the employees.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


4.    PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

      f.    FOREIGN CURRENCY

      Transactions denominated in foreign currencies are recorded in the local currency (the Polish Zloty) at actual exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are reported at the rates of exchange prevailing at the end of the period. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is recorded in the statement of operations as a foreign exchange gain or loss and included in non-operating items in the statement of operations, unless capitalized as discussed in point (b) above (license) and (l) below (borrowing costs).

      g.    VACATION PAY

      Vacation pay is accrued when earned by employees.

      h.    TAXATION

      The income tax charge is based on profit for the period and takes into account deferred taxation. Deferred taxation is calculated using the liability method. Under the liability method the expected tax effects of temporary differences are determined using enacted tax rates and reported either as liabilities for taxes payable or assets representing the amounts of income taxes recoverable in future periods in respect of deductible temporary differences and the carryforward of unused losses. Temporary differences are the differences between the carrying amount of an asset or liability in the balance sheet and its taxable base.

      Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

      i.    NET SALES

      Net sales consists of the value of sales (excluding value added tax) of goods and services in the normal course of business but excludes extraordinary disposals of inventory and other assets.

      Revenue is recognized when services are provided or goods are shipped out. Sales allowances are accounted in the same period when the related portion of revenue is recognized.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


4.    PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

      j.    FAIR VALUE OF FINANCIAL INSTRUMENTS

      The fair value of the Company's financial instruments approximates the reported carrying amounts because of their short-term nature and/or floating market interest rates, except for long-term Notes, finance leases and GSM license liability, as disclosed in Note 19.

      k.    USE OF ESTIMATES

      Preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

      l.    CAPITALIZATION OF BORROWING COSTS

      Borrowing costs (including interest, foreign exchange gains and losses and the discount relating to the present value of license payments) that are attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of those assets. The borrowing costs capitalized are only those incurred during the period of construction or production of assets.

      m.    ADVERTISING EXPENSE

      The Company charges the cost of advertising to expense as incurred.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


4.    PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

      n.    CONCENTRATION OF CREDIT RISK

      The Company operates in one industry segment, providing cellular telephone communication services. Substantially all of the Company's trade debtors are Polish businesses and individuals. Further, the Company has established a network of dealers within Poland to distribute its products. The dealers share many economic characteristics and receivables from each of these dealers present similar risk to the Company. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base. Ongoing credit evaluations of customers' financial condition are performed and generally, no collateral is required. The Company maintains provisions for potential credit losses and such losses, in the aggregate, have not exceeded management's estimates. No single customer accounts for 10% or more of revenues.

      The balance of receivables as at March 31, 2000 representing the total net credit risk exposure at date is presented in Note 13.

5.    CHANGES IN ACCOUNTING POLICIES

      a.    DEVELOPMENT AND START-UP COSTS CAPITALIZED

      In the fourth quarter of 1999, the Company has adopted IAS 38 "Intangible Assets" in accounting for its intangible assets. The resulting change in accounting policy regarding development and start-up costs was applied retrospectively, resulting in a negative adjustment to the opening balance of accumulated deficit of PLN 15,063 as at January 1, 1997. The resulting adjustment to the opening balance of accumulated deficit as at January 1, 1999 resulted in an increase by PLN 6,530. Additionally, the net loss reported for the three months period ended March 31, 1999 was decreased by PLN 593.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


6.    FOREIGN CURRENCY MANAGEMENT POLICIES

      Sales revenues are denominated in Polish Zloty. A significant portion of expenses and liabilities, however, are denominated in other currencies. These include liabilities to the Polish government for the GSM 900 license and GSM 1800 license, which are linked to Euro and payable in Polish zloty, and liabilities to suppliers of handsets, which are generally denominated in Deutschmarks, French Francs or U.S. dollars. Additionally, the 10-3/4 Notes, 11-1/4 Notes and shareholder loans are denominated in U.S. dollars or Euros, and a significant portion of the Bank Credit Facility is denominated in Deutschmarks. As a result, operating income and cash flows are and will remain significantly exposed to an appreciation in these non-Polish currencies against the Polish zloty.

      Future currency exchange fluctuations are expected to continue to have a significant effect on the financial condition and results of operations. To manage the currency risk the Company entered into foreign currency forward transactions. The Company's hedging policy allows for the use of forwards, swaps and options for minimizing currency and interest rate risks.

      As of March 31, 2000 the Company concluded the set of short-term transactions (foreign currency forwards and NDF) to hedge the foreign currency liabilities that are scheduled to come due in the next 12 months. These transactions are booked at their fair value. Their valuation resulted in a loss of PLN 6,351 for the three month period ended March 31, 2000.

      Starting in late 1998 and continuing through the current year, the Company drew funds from the bank credit facility and exhausted the Polish zloty denominated tranche first in order to minimize the negative effects of currency exchange fluctuations.

      In 1999 the Company has entered into new contracts with its network capital equipment suppliers. Under the contracts all new deliveries and services are charged and settled in zloty.

      In order to manage foreign currency risk, the Company would have to change payment currency with its other suppliers from foreign currency to Zloty and also replace the Bank Credit Facility with an increased Zloty portion of the debt.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


7.    NET SALES

                                                    THREE MONTHS ENDED
                                                         MARCH 31,
                                                        (UNAUDITED)
                                                  2000               1999
                                                  ----               ----
      Service revenues and fees                 743,730            443,218
      Sales of telephones and accessories        52,165             45,934
                                                -------            -------
                                                795,895            489,152
                                                =======            =======

      The Company operates in one segment (providing cellular telecommunication services and the ancillary sale of cellular telephones and accessories) and in one market (the Republic of Poland).


8.    COSTS AND EXPENSES

                                                    THREE MONTHS ENDED
                                                         MARCH 31,
                                                         ---------
                                                        (UNAUDITED)
                                                  2000               1999
                                                  ----               ----
      Cost of sales:
         Cost of services sold                  306,282            180,416
         Cost of sales of telephones and
         accessories                            222,926            148,733
                                                -------            -------
                                                529,208            329,149

      Operating expenses:
         Selling and distribution costs         129,165             83,170
         Administration and other
         operating cost                          38,037             20,692
                                                -------            -------
                                                167,202            103,862
                                                -------            -------
                                                696,410            433,011
                                                =======            =======

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


8.    COSTS AND EXPENSES (CONTINUED)

      The following costs and expenses were included in cost of sales:

                                                      THREE MONTHS ENDED
                                                           MARCH 31,
                                                          (UNAUDITED)
                                                    2000               1999
                                                    ----               ----
      Merchandise sold                            220,882          147,733
      Depreciation and amortization                98,358           46,327
      Other external services                      51,087           39,403
      Commissions                                  33,620           27,281
      Interconnect                                 42,312           22,887
      Leased lines                                 36,693           23,213
      Roaming                                      22,879           14,108
      Wages and salaries                           10,486            4,439
      Materials and energy                          3,228              819
      Social security and other benefits            3,267            1,075
      Taxes and other charges                       3,431              579
      Charge to inventory provision                 2,044            1,000
      Other                                           921              285
                                                  -------          --------
                                                  529,208          329,149
                                                  =======          =======

      The following costs and expenses were included in selling and distribution costs:

                                                     THREE MONTHS ENDED
                                                          MARCH 31,
                                                         (UNAUDITED)
                                                    2000               1999
                                                    ----               ----
      Advertising costs                            43,620           32,836
      Charge to doubtful debtors provision         37,623           25,416
      Wages and salaries                           22,598           11,590
      External services                            11,861            4,423
      Social security and other benefits            5,211            3,698
      Depreciation and amortization                 4,151            2,053
      Materials and energy                          2,746            1,571
      Taxes and  other charges                      1,139            1,357
      Other                                           216              226
                                                  -------           ------
                                                  129,165           83,170
                                                  =======          =======

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


8.    COSTS AND EXPENSES (CONTINUED)

      The following costs and expenses were included in administration costs:

                                                     THREE MONTHS ENDED
                                                          MARCH 31,
                                                         (UNAUDITED)
                                                    2000               1999
                                                    ----               ----
      External services                            18,370            6,310
      Wages and salaries                           11,096            7,245
      Depreciation and amortization                 6,009            3,615
      Social security and other benefits            3,747            1,914
      Materials and energy                          1,318            1,012
      Taxes and other charges                       1,090              596
      Other                                       (3,593)               --
                                                   ------           ------
                                                   38,037           20,692
                                                   ======           ======

9.    INTEREST AND OTHER FINANCIAL INCOME

                                                     THREE MONTHS ENDED
                                                          MARCH 31,
                                                         (UNAUDITED)
                                                    2000              1999
                                                    ----              ----
      Foreign exchange gains                      109,901            1,759
      Interest income                              14,809              305
                                                  -------            -----
                                                  124,710            2,064
                                                  =======            =====

10.   INTEREST AND OTHER FINANCIAL EXPENSES

                                                     THREE MONTHS ENDED
                                                          MARCH 31,
                                                         (UNAUDITED)
                                                    2000               1999
                                                    ----               ----
      Interest expense                            134,853           51,919
      Foreign exchange losses                      55,951          133,459
                                                  -------          -------
                                                  190,804          185,378
                                                  =======          =======

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


11.   TAXATION


                                                     THREE MONTHS ENDED
                                                          MARCH 31,
                                                         (UNAUDITED)
                                                    2000               1999
                                                    ----               ----
      Polish deferred tax benefit/(charge)        (1,690)            3,241
      Foreign current tax charge                    (157)            (163)
                                                  -------            -----
      Tax (charge)/benefit                        (1,847)            3,078
                                                  =======            =====

      Tax loss carry forwards for the three months period ended March 31, 2000 amounted to PLN 107,200. The losses can be offset against taxable income if any, during the following nine months of year 2000 or during the five years after December 31, 2000.

      According to the Polish tax regulations, the tax rate in effect in 1999 was 34%. The tax rates set for years 2000, 2001, 2002, 2003 and 2004 and thereafter are as follows 30%, 28%, 28%, 24% and 22%, respectively.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


11.   TAXATION (CONTINUED)

      The numerical reconciliation between tax benefit/(charge) and the product of accounting profit/(loss) multiplied by the applicable tax rates is as follows:


                                                                   THREE MONTHS ENDED
                                                                        MARCH 31,
                                                                        ---------
                                                                       (UNAUDITED)
                                                                 2000                1999
                                                               --------            --------
      Profit/(loss) before taxation                              33,391            (127,173)

      Tax rate                                                       30%                 34%
                                                               --------            --------
      Tax (charge)/benefit using statutory rate                 (10,017)             43,239

            Permanent differences                                (2,670)               (911)

            Change in temporary differences for which
            realization is not probable and temporary
            differences written-off                               5,056             (39,245)

            Effect of different tax rate
            in foreign entities                                   1,399                (576)

            Change in tax rates                                   5,916                (150)

            Tax loss carry forward for which                         --              (2,217)
            realization is not probable

            Adjustments to deferred taxes                        (1,531)              2,938
                                                               --------            --------

       Tax (benefit)/charge                                      (1,847)              3,078
                                                               ========            ========

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


11.   TAXATION (CONTINUED)


                                                  AT MARCH 31,       AT DECEMBER 31,
                                                      2000               1999
                                                   --------           --------
                                                 (UNAUDITED)
      Deferred tax assets in Poland:
         Bad debt provision                          80,798             71,807
         Unrealized foreign exchange loss, net       19,485             37,623
         Accrued interest                            15,878             26,029
         Book versus tax basis of fixed assets       17,649             21,631
         Accrued expenses                            24,160              9,457
         Inventory provision                          2,866              2,293
         Development costs                            1,459              1,719
         Accrued advertising                          5,985              1,638
         Tax losses carry forward                    32,160                 --
                                                   --------           --------
                                                    200,440            172,197

      Temporary differences for which
      realization is not probable
      ("valuation allowance")                       (91,469)           (97,037)
                                                   --------           --------
                                                    108,971             75,160


      Deferred tax liabilities in Poland:
         Book versus tax basis of GSM
         licenses                                  (137,983)          (102,482)
                                                   --------           --------
                                                   (137,983)          (102,482)
                                                   --------           --------
      Net deferred tax liability                    (29,012)           (27,322)
                                                   ========           ========


      The amount of valuation allowance consists primarily of the unrealized foreign exchange losses on long-term Notes and the bad debt provision for which tax deductibility is yet uncertain.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


12.   SHORT-TERM INVESTMENTS

      Short-term investments at March 31, 2000 consisted of the current portion of US Treasury Bills and Deutsche Treasury Bills, recorded at cost plus accrued interest which approximate their market value. These Treasury Bills are part of an escrow fund established to secure payment of interest during the first two and a half years on the 11-1/4 Notes issued by PTC International Finance II S.A. in 1999. The long-term portion (PLN 291,122 as of March 31, 2000) of the escrow fund is presented in the balance sheet under financial assets caption.

                                             AT MARCH 31,   AT DECEMBER 31,
                                                 2000            1999
                                                 ----            ----
                                              (UNAUDITED)
      Short-term investments                    197,849       198,468


13.   DEBTORS AND PREPAYMENTS

                                                    AT MARCH 31,    AT DECEMBER 31,
                                                       2000               1999
                                                     --------           --------
                                                   (UNAUDITED)
      Trade debtors and accrued income                491,090            505,043
      Corporate Income Tax and other taxes
         recoverable from State Treasury               75,991             54,835
      Prepaid expenses                                 13,713             27,862
      Accounts receivable from shareholders               526                194
      Other debtors                                    38,170             43,145
                                                     --------           --------
                                                      619,490            631,079
      Provision for doubtful debtors                 (168,961)          (166,834)
                                                     --------           --------
                                                      450,529            464,245
                                                     ========           ========

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


14.   INVENTORY

                                               AT MARCH 31,     AT DECEMBER 31,
                                                   2000             1999
                                                   ----             ----
                                               (UNAUDITED)
      Telephones                                  270,028        135,362
      Accessories and other                        57,814         56,808
                                                  -------        -------
                                                  327,842        192,170
      Inventory provision                        (10,234)        (8,190)
                                                  -------        -------
                                                  317,608        183,980
                                                  =======        =======

15.   TANGIBLE FIXED ASSETS, NET

                                                AT MARCH 31,    AT DECEMBER 31,
                                                    2000             1999
                                                    ----             ----
                                                (UNAUDITED)
      Land and buildings                           194,594        195,771
      Plant and equipment                        2,073,850      1,954,057
      Motor vehicles                                11,371         12,061
      Other fixed assets                           236,899        208,389
      Construction in progress                     248,493        203,627
                                                 ---------      ---------
                                                 2,765,207      2,573,905
                                                 =========      =========


      For tangible fixed assets under construction, the Company capitalizes interest and foreign exchange gains/losses incurred and directly attributable to the acquisition and construction of the qualifying assets. The financing costs are capitalized only during the period of construction of the qualifying assets. During the three months period ended March 31, 2000 the Company capitalized PLN 2,141 of foreign exchange gains and no interest expense. For the three months period ended March 31, 1999, the Company capitalized PLN 20,296 of foreign exchange losses and no interest expense.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


15.   TANGIBLE FIXED ASSETS, NET (CONTINUED)

      The movement in each period was as follows:

                            LAND AND         PLANT AND           MOTOR       OTHER FIXED        CONSTRUCTION
                            BUILDINGS        EQUIPMENT          VEHICLES        ASSETS          IN PROGRESS            TOTAL
                            ---------        ---------          --------        ------          -----------            -----
COST
At January  1, 1999           80,768            951,995          14,915           48,530            702,567          1,798,775
Additions                    119,169                 --              --            4,164          1,023,527          1,146,860
Transfers                         --          1,287,060           9,317          182,419         (1,503,373)           (24,577)
Disposals                         --             (1,273)           (794)          (2,923)           (19,094)           (24,084)
                            --------         ----------         -------         --------         ----------         ----------
At December 31, 1999         199,937          2,237,782          23,438          232,190            203,627          2,896,974
                            --------         ----------         -------         --------         ----------         ----------
DEPRECIATION
At January 1, 1999               814            107,266           6,661           12,852                 --            127,593
Charge                         3,352            189,142           5,158           13,678                 --            211,330
Transfers                         --            (12,190)             --                4                 --            (12,186)
Disposals                         --               (493)           (442)          (2,733)                --             (3,668)
                            --------         ----------         -------         --------         ----------         ----------
At December 31, 1999           4,166            283,725          11,377           23,801                 --            323,069
                            --------         ----------         -------         --------         ----------         ----------
NET BOOK VALUE AT            195,771          1,954,057          12,061          208,389            203,627          2,573,905
DECEMBER 31, 1999            =======            =======         =======          =======           ========          =========

COST
At January  1, 2000          199,937          2,237,782          23,438          232,190            203,627          2,896,974
Additions                         52              5,784              --              862            271,255            277,953
Transfers                         (1)           186,870             856           32,880           (220,605)                --
Disposals                         --               (321)           (257)            (233)            (5,784)            (6,595)
                            --------         ----------         -------         --------         ----------         ----------
At March 31, 2000            199,988          2,430,115          24,037          265,699            248,493          3,168,332
                            --------         ----------         -------         --------         ----------         ----------
DEPRECIATION
At January 1, 1999             4,166            283,725          11,377           23,801                 --            323,069
Charge                         1,228             72,737           1,489            5,225                 --             80,679
Disposals                         --               (197)           (200)            (226)                --               (623)
                            --------         ----------         -------         --------         ----------         ----------
At March 31, 2000              5,394            356,265          12,666           28,800                 --            403,125
                            --------         ----------         -------         --------         ----------         ----------
NET BOOK VALUE AT
MARCH 31, 2000               194,594          2,073,850          11,371          236,899            248,493          2,765,207
(UNAUDITED)                  =======            =======         =======          =======           ========           ========

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


15.   TANGIBLE FIXED ASSETS, NET (CONTINUED)

    Tangible fixed assets held under capital leases (included in above schedule):

                                            AT MARCH 31,                           AT DECEMBER 31,
                                                2000                                    1999
                                                ----                                    ----
                                            (UNAUDITED)

                                   LAND        BUILDING      OTHER         LAND        BUILDING       OTHER
                                   -----       -------       -----         -----       -------        ------
Cost                               6,293       193,177         990         6,293       193,177           990
Accumulated depreciation
                                       -       (5,394)        (66)             -       (4,166)          (41)
                                   -----       -------      ------         -----       -------        ------
Net                                6,293       187,783         924         6,293       189,011           949
                                   =====       =======      ======        ======       =======        ======


16.   INTANGIBLE FIXED ASSETS, NET

                                              AT MARCH 31,     AT DECEMBER 31,
                                                  2000             1999
                                                  ----             ----
                                              (UNAUDITED)
     GSM licenses                                940,922         953,226
     Computer software                            91,351          97,388
     Trademark                                       158             161
                                               ---------       ---------
                                               1,032,431       1,050,775
                                               =========       =========

      During the three months period ended March 31, 2000 the Company capitalized PLN 4,887 of foreign exchange gains and 7,132 of interest expense on intangible assets. During the three months period ended March 31, 1999 the Company did not capitalize any foreign exchange losses or interest expense on intangible fixed assets.

      The Company has no intangible assets generated internally.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


16.  INTANGIBLE FIXED ASSETS, NET (CONTINUED)


     The movement in each period was as follows:


                                          GSM                 COMPUTER           TRADE
                                        LICENSES              SOFTWARE            MARK            TOTAL
                                        --------              --------            ----            -----
        COST
        At January 1, 1999               700,564               46,691              206            747,461
        Additions                        408,905               82,833                -            491,738
                                         -------               ------              ---          ---------
        At December 31, 1999           1,109,469              129,524              206          1,239,199
                                       ---------              -------              ---          ---------
        AMORTIZATION
        At January 1, 1999               107,498               10,527               32            118,057
        Charge                            48,745               21,609               13             70,367
                                       ---------              -------              ---          ---------
        At December 31, 1999             156,243               32,136               45            188,424
                                       ---------              -------              ---          ---------
        NET BOOK VALUE AT
        DECEMBER 31, 1999                953,226               97,388              161          1,050,775
                                       =========              =======              ===          =========
        COST
        At January 1, 2000             1,109,469              129,524              206          1,239,199
        Additions                          2,245                7,250                -              9,495
                                       ---------              -------              ---          ---------
        At March 31, 2000              1,111,714              136,774              206          1,248,694
                                       ---------              -------              ---          ---------
        AMORTIZATION
        At January 1, 2000               156,243               32,136               45            188,424
        Charge                            14,549               13,287                3             27,839
                                       ---------              -------              ---          ---------
        At March 31, 2000                170,792               45,423               48            216,263
                                       ---------              -------              ---          ---------
        NET BOOK VALUE AT
        MARCH 31, 2000
        (UNAUDITED)                      940,922               91,351              158          1,032,431
                                       =========              =======              ===          =========

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


17.   DEFERRED COSTS

                                              AT MARCH 31,     AT DECEMBER
                                                  2000             31,
                                              (UNAUDITED)         1999
      Notes issuance cost                         69,754          69,897
      Senior debt issuance cost                   12,339          12,493
      Other                                        2,804           2,863
                                                  ------          ------
                                                  84,897          85,253
                                                  ======          ======

      As explained in Note 19, the Company obtained long-term financing by issuing 10-3/4 Notes, in July 1997, and 11-1/4 Notes in November, 1999 and through Citibank loan facility ("Senior debt"), signed in December 1997. These debt issuance costs have been deferred and are amortized over the period of financing (10 years for 10-3/4 Notes and 11-1/4 Notes, 8 years for Senior debt).

18.   CURRENT LIABILITIES

                                              AT MARCH 31,   AT DECEMBER  31,
                                                  2000            1999
                                              (UNAUDITED)
      Construction payables                      449,052         373,528
      Trade creditors                            270,862         329,985
      GSM licenses liabilities                   273,904         206,666
      Accruals                                   143,215         154,605
      Notes interest                              71,871               -
      Deferred income                             57,280          48,998
      Short-term portion of loan facility         42,750               -
      Finance leases payable                      28,482          28,080
      Amounts due to State Treasury               23,196          27,790
      Payroll                                        841           3,351
      Accounts payable to shareholders               788           6,201
                                               ---------       ---------
                                               1,362,241       1,179,204
                                               =========       =========

      In May 1998, the Company entered into a short-term renewable overdraft agreement with Bank Rozwoju Eksportu S.A. The terms provided for maximum borrowings of PLN 30,000 thousand and interest based on monthly WIBOR plus 0.5% p.a. (18.76% as of March 31, 2000). No borrowings were outstanding as of March 31, 2000 and as of December 31, 1999.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


19.   LONG-TERM INTEREST-BEARING LIABILITIES

                                              AT MARCH 31,     AT DECEMBER 31,
                                                  2000              1999
                                                  ----              ----
                                              (UNAUDITED)
      Long-term Notes                          2,614,224         2,654,021
      Loan facility                              527,250         1,076,566
      GSM licenses liability                     112,000           332,491
      Finance leases payable (see Note 22)       188,162           190,259
      Shareholders loan                          334,777           325,075
                                               ---------         ---------
                                               3,776,413         4,578,412
                                               =========         =========


      On July 1, 1997, PTC International Finance B.V., a wholly-owned subsidiary of the Company, issued 10-3/4 % Senior Subordinated Guaranteed Discount Notes ("10-3/4 Notes"). The 10-3/4 Notes are unsecured, subordinated obligations of PTC International Finance B.V. and are limited to an aggregate principal amount at maturity of approximately USD 253 million (PLN 1,048 million as of March 31, 2000). The 10-3/4 Notes are issued at a discount to their principal amount at maturity to generate gross proceeds of approximately USD 150 million (PLN 493 million at historical exchange rate). The 10-3/4 Notes will mature on July 1, 2007. Cash interest does not accrue on the 10-3/4 Notes prior to July 1, 2002. The obligations of PTC International Finance B.V. under the 10-3/4 Notes are fully and unconditionally guaranteed by the Company on a senior subordinated and unsecured basis pursuant to the Company Guarantee. The net proceeds from the 10-3/4 Notes are loaned to the Company.

      The 10-3/4 Notes are traded publicly in the United States and their market value as of March 31, 2000 was 70% of the nominal value (USD 177 million or PLN 734 million) whilst the carrying amount is PLN 829 million.

      On November 23, 1999, PTC International Finance II S.A., a wholly owned subsidiary of PTC International Finance (Holding) B.V. that is wholly owned by the Company, issued 11-1/4% Senior Subordinated Guaranteed Discount Notes ("11-1/4 Notes"). The 11-1/4 Notes are unsecured, subordinated obligations of PTC International Finance II S.A. and are limited to an aggregate principal amount at maturity of Euro 300 million and USD 150 million (PLN 1,811 million as of March 31, 2000). The 11-1/4 Notes were issued at a discount to their principal amount at maturity to generate gross proceeds of approximately Euro 296 million and USD 148 million (PLN 1,897 million at historical exchange rate).

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


19.   LONG-TERM INTEREST-BEARING LIABILITIES (CONTINUED)

      The 11-1/4 Notes will mature on December 1, 2009. Cash interest accrues on the 11-1/4 Notes and is payable semi-annually, on each June 1 and December 1, beginning in year 2000. The accrued interest on the 11-1/4 Notes is presented in the balance sheet under the current liabilities caption.

      Payment of the first five interest coupons will be made from the funds set on escrow account and invested in US Treasury Bills and Deutsche Treasury Bills (see Note 12).

      The obligations of PTC International Finance II S.A. under the 11-1/4 Notes are fully and unconditionally guaranteed by the Company on a senior subordinated and unsecured basis pursuant to the Company Guarantee. The proceeds from the 11-1/4 Notes are loaned to the Company.

      On March 10, 2000 the offer for the 11-1/4 Exchange Notes was issued. The offer expires on May 2, 2000. The terms of the Exchange Notes are substantially identical to the old Notes, except that they can be freely traded. Their market value as of March 31, 2000 was 106% of the nominal value for the Euro part (Euro 318 million or PLN 1,261 million) and 101.5% of the nominal value for the USD part (USD 152 million or PLN 631 million). The carrying amounts as of March 31, 2000 were PLN 1,220 million and PLN 637 million for Euro and USD portions respectively.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


19.   LONG-TERM INTEREST-BEARING LIABILITIES (CONTINUED)

      On December 17, 1997 the Company signed a loan facility agreement with a consortium of banks organized by Citibank N.A. Subsequently, the Company made drawings of PLN 570 million (equivalent of DM 281 million as of March 31, 2000) borrowings. The main terms of the agreement are as follows:

      Facility limit                      equivalent of DM 672 million

      Interest                            LIBOR or WIBOR
                                          plus margin of  0.75% p.a.
                                          stepping down to 0.40% p.a.

      Commitment fee                      0.375%

      Collateral                          pledge of Company's assets,
                                          rights and shares

      Repayment date                      reduction in facility limit
                                          starting from December 17, 2000
                                          to December 17, 2005

      The short-term portion of the loan facility was presented in the balance sheet under the current liabilities caption.

      The fees for the Company's GSM 900 and GSM 1800 licenses are denominated in Euro and payable in installments. These deferred payments have been discounted at 6.78% (GSM 900 license from 1996) and at 9.52% (GSM 1800 license from 1999), which approximated the Company's borrowing rate for Euro as of the date of acquisition of the license. As of March 31, 2000 the fair market value of the GSM 900 license liability discounted at 9.52% amounted to PLN 203 million whilst carrying amount was PLN 210 million.

      The balances payable as of March 31, 2000 (unaudited) were:

                                                EUR'000              EUR'000              PLN'000
      Maturity                                  nominal            discounted           discounted
      --------                                  -------            ----------           ----------
      Due in one year (see Note 18)               72,815               69,080             273,904
      Due in year two                             16,716               14,747              58,470
      Due in year three                           16,716               13,500              53,530
                                                 -------               ------             -------
                                                 106,247               97,327             385,904
                                                 =======               ======             =======

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


19.   LONG-TERM INTEREST-BEARING LIABILITIES (CONTINUED)

      The balances payable as of December 31, 1999 were:

                                          EUR'000       EUR'000       PLN'000
      Maturity                            nominal     discounted    discounted
      --------                            -------     ----------    ----------
      Due in one year (see Note 18)       51,035       49,573         206,666
      Due in year two                     72,815        66,587        277,596
      Due in year three                   16,716        13,168         54,895
                                         -------       -------        -------
                                         140,566       129,328        539,157
                                         =======       =======        =======

      In August 1999, the Company's operating shareholders i.e. Elektrim S.A., DeTeMobil Deutsche Telekom MobilNet GmbH ("DeTeMobil") and MediaOne International B.V. ("MediaOne"), extended USD 75 million (PLN 311 million as of March 31, 2000) in subordinated loans as follows: Elektrim S.A., equivalent of USD 40 million, DeTeMobil, USD 17.5 million; and MediaOne, USD 17.5 million. Each shareholder loan bears an interest rate of 12.5% compounded semi-annually on June 17 and December 17, however both principal amounts and accrued interest is due on June 19, 2006.

20.     PROVISIONS FOR LIABILITIES AND CHARGES

                                                 AT MARCH 31,     AT DECEMBER
                                                     2000             31,
                                                 (UNAUDITED)         1999
       Social fund                                  1,219           1,220
                                                    -----           -----
                                                    1,219           1,220
                                                    =====           =====


      The social fund is an employer's obligation based on a mandated calculation based on the number of employees and the monthly minimum wage in Poland. The amounts calculated under this formula must be used for the benefits of the employees.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


21.   SHARE CAPITAL

                                                   AT MARCH 31,     AT DECEMBER 31,
                                                       2000              1999
                                                   (UNAUDITED)
       Allotted, called-up and fully paid:
       471,000 ordinary shares of 1,000 PLN each     471,000            471,000
                                                     =======            =======

22.   FINANCE LEASES

      On March 25, 1997 the Company entered into a finance lease agreement relating to its new headquarters building and underlying land. The term of the lease is 15 years and the Company has a right to acquire the leased asset at the end of the lease. The Company relocated to the first building of its new headquarter in second half of 1998 and to the second building in July 1999.

      The headquarters lease obligation, consisting of two buildings, first occupied in 1998 and second in August 1999, is denominated in USD and payable in PLN. The nominal value of future lease payments is USD 106.5 million or PLN 443 million (USD 46.1 million and USD 60.4 million, 1st and 2nd building, respectively), consisting of minimum monthly payments of USD
      598.8 thousand (PLN 2,480) and a purchase option of USD 11.8 million or PLN 48.9 million (USD 5.7 million and USD 6.1 million, 1st and 2nd building respectively). Annually, the Company's lease liability is changed based on CPI. In 1999, this resulted in an increase in minimum monthly payments of USD 4.3 thousand (PLN 17.8 thousand).

23.   DIVIDEND RESTRICTION

      The Company's statutory financial statements are prepared in accordance with Polish accounting regulations. Dividends may only be distributed from the net profit reported in the Polish annual statutory financial statements. As of March 31 2000, the Company had no net profit available for distribution.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


24.   SUPPLEMENTARY CASH FLOW INFORMATION

      Cash and cash equivalents consist of cash on hand, balances deposited with banks and short-term, highly liquid investments.

                                               AT MARCH 31,     AT DECEMBER
                                                   2000             31,
                                               (UNAUDITED)          1999
      Balances deposited with banks:
         Current accounts                        12,057            29,422
         Term deposits with original
           maturity of less then 90 days        216,086           654,305
         Treasury bills with original
           maturity of less then 90 days              -           410,694
         Social fund cash                           184               468
      Cash on hand                                  265               620
                                                -------         ---------
                                                228,592         1,095,509
                                                =======         =========

      At March 31, 2000 the Company revalued cash on hand and balances deposited with banks denominated in foreign currencies. The net result of the revaluation was PLN 5,262 of foreign exchange losses, which were reported under interest and other financial expenses.

      The social fund cash is restricted for the benefits of the employees as described in Note 4.e.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


25.   SUPPLEMENTARY INFORMATION TO IAS FINANCIAL STATEMENTS


      A reconciliation of the Company's consolidated net profit / (loss) under Polish statutory accounting regulations ("PAS") and International Accounting Standards ("IAS") is summarized as follow:


                                               THREE MONTHS ENDED

                                          MARCH 31,             MARCH 31,
                                            2000                  1999
                                            ----                  ----
                                        (UNAUDITED)           (UNAUDITED)
Comprehensive net profit / (loss)
under PAS                                  (27,933)             (110,294)

Foreign translation difference                 169                (2,040)
IAS adjustment for GSM
    licenses amortization                    1,284                 1,141
IAS adjustment for GSM
    licenses discount                       (6,603)               (6,394)
Unrealized foreign exchange
   differences                              66,972                (4,473)
Finance lease                                  854                (1,389)
IAS assets adjustment                         (743)               (3,782)
Development and start-up costs                 896                   896
Deferred tax (charge)/benefit               (3,352)                2,240
                                           -------              --------
Comprehensive net profit / (loss)
   under IAS                                31,544              (124,095)
                                           =======              ========

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


25.   SUPPLEMENTARY INFORMATION TO IAS FINANCIAL STATEMENTS (CONTINUED)

      A reconciliation of the Company's shareholders' equity under Polish statutory accounting regulations ("PAS") and International Accounting Standards ("IAS") is summarized as follow:


                                               SHAREHOLDERS' EQUITY AT

                                              MARCH 31,         DECEMBER 31,
                                                2000               1999
                                              --------           --------
                                            (UNAUDITED)
      Shareholders' equity under PAS           123,609            151,681

      Foreign translation difference            (1,344)            (1,652)
      IAS adjustment for GSM
          licenses amortization                 16,905             15,621
      IAS adjustment for GSM
          licenses discount                    (59,787)           (53,184)
      Unrealized foreign exchange
          differences                          106,827             39,855
      Finance lease                              4,071              3,217
      IAS assets adjustment                     10,025             10,768
      Development an start-up costs             (4,986)            (5,882)
      Deferred tax benefit                       4,030              7,382
                                              --------           --------

      Shareholders' equity under IAS           199,350            167,806
                                              ========           ========

      The above differences are caused by the following reasons:

      - Recognition of the long-term license liabilities at present value for IAS purposes, while they were recorded at undiscounted nominal value under Polish accounting regulations. This accounting results in higher interest expense under IAS, which is partially offset by lower amortization expense and foreign exchange losses,

      - Unrealized foreign exchange gains recognized as financial income for IAS purposes but deferred for PAS purposes,

      - Difference in treatment of assets held under finance lease and other capital assets written off for PAS purposes,

      - Development and start-up costs expensed in IAS according to IAS 38 "Intangible Assets",

      - Adjustment to deferred tax on temporary differences in preceding adjustments.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


26.   DIFFERENCES BETWEEN IAS AND U.S. GAAP

      The Company's condensed consolidated financial statements are prepared in accordance with International Accounting Standards, which differ in certain respects from U.S. GAAP.

      The effect of the principal differences between IAS and U.S. GAAP in relation to the Company's consolidated financial statements are presented below, with explanations of certain adjustments that affect total comprehensive net income/(loss) for the three months periods ended March 31, 2000 and March 31, 1999.

      RECONCILIATION OF CONSOLIDATED NET PROFIT/(LOSS):

                                                THREE MONTHS ENDED

                                            MARCH 31,           MARCH 31,
                                             2000                 1999
                                             ----                 ----
                                          (UNAUDITED)         (UNAUDITED)
      Consolidated net profit /
      (loss) reported under IAS             31,544          (124,095)

      U.S. GAAP adjustments:

      (a)  Removal of foreign
           exchange differences              7,028           (20,296)
           capitalized for IAS

      (b)  Depreciation and
           amortization of foreign           2,288             1,420
           exchange

      (c)  Development and
           start-up cost                        --            (9,468)
           capitalized, net

      (f)  Deferred tax on above                --             2,938
                                            ------          --------
      Consolidated net profit /
      (loss) under U.S. GAAP                40,860          (149,501)
                                            ======          ========

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


26.   DIFFERENCES BETWEEN IAS AND U.S. GAAP (CONTINUED)

      RECONCILIATION OF CONSOLIDATED NET ASSETS:

                                              AT MARCH 31,     AT DECEMBER
                                                  2000             31,
                                              (UNAUDITED)         1999
        Consolidated net assets reported
        under IAS                                 199,350         167,806
        U.S. GAAP adjustments:
        (a)   Removal of foreign exchange
              differences capitalized for        (96,212)       (103,240)
              IAS
        (b)   Depreciation and amortization
              on above                             16,065          13,777
        (c)   Development and start-up
              costs capitalized - net                  --              --
                                                  -------          ------
        Consolidated net assets under U.S.
        GAAP                                      119,203          78,343
                                                 ========         =======

      (a)   Removal of foreign exchange differences capitalized for IAS

      In accordance with IAS 23 "Borrowing Costs", the Company capitalizes financing costs, including interest and foreign exchange gains or losses, into assets under construction.

      For tangible fixed assets under construction, the Company capitalizes interest and foreign exchange gains or losses incurred and directly attributable to the acquisition and construction of the qualifying assets that would have been avoided if the expenditure on the qualifying assets had not been made. The financing costs are capitalized only during the period of construction of the qualifying assets (see Note 15). As explained in Note 4.b., the Company capitalized financing costs attributable to the acquisition of its GSM 900 and GSM 1800 licenses, including interest on the related long-term obligation and foreign exchange losses because the GSM 900 and GSM 1800 licenses are integral parts of the network.

      Under Statement of Financial Accounting Standards 52 "Foreign Currency Translation", however, foreign exchange losses relating to financing obligations should be included in the statement of operations of the Company. Consequently, the amounts of foreign exchange differences capitalized in accordance with IAS 23 in the Company's financial statements are expensed under U.S. GAAP.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


26.   DIFFERENCES BETWEEN IAS AND  U.S. GAAP (CONTINUED)

      (b)   Depreciation and amortization

      The U.S. GAAP adjustments for depreciation and amortization shown above represent the amounts of depreciation and amortization charges relating to capitalized foreign exchanges differences in the Company's IAS financial statements. Since under U.S. GAAP these foreign exchange differences are not permitted to be capitalized and are instead expensed, the depreciation and amortization of these capitalized differences under IAS has been reversed.

      (c)   Development and start-up cost

      As explained in Note 5.a for IAS purposes the Company has adopted IAS 38 "Intangible Assets" in 1999 giving its effect retrospectively. This has resulted in writing-off of development and start-up cost when they arose in 1996. For U.S. GAAP purposes the Company has written off in 1997 consulting cost relating to structuring its business processes following to clarifications of the Emerging Issues Task Force in the United States and has written off in 1999 start-up cost following the issuance the SOP 98-5 in the United States.

      (d)   Presentation of deferred taxation

      Under IAS, passing certain criteria, the Company may net deferred tax liabilities and assets and present a net balance in the balance sheet. Under U.S. GAAP current and non-current portions of the above should be disclosed separately. As of March 31, 2000 deferred tax assets, as presented in Note 11, included PLN 90,937 of current portion (PLN 27,472 as at December 31, 1999) and deferred tax liability included PLN 12,162 of current portion (PLN 7,637 as at December 31, 1999).



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
              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (IN THOUSANDS OF PLN)
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26.   DIFFERENCES BETWEEN IAS AND  U.S. GAAP (CONTINUED)

(e)   New U.S. standards

      The Financial Accounting Standards Board ("FASB") recently issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which requires that companies recognize all derivative as either assets or liabilities in the balance sheet at fair value. Under SFAS 133, accounting for changes in fair value of derivative depends on its intended use and designation. SFAS 133 is effective for fiscal years beginning after June 15, 1999. The Company is currently assessing the effect of this new standard.

      In June 1999, the FASB approved Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" ("SFAS 137"). SFAS 137 amends the effective date of SFAS 133. SFAS 133 will now be effective for fiscal quarters of all fiscal years beginning after June 15, 2000. The Company currently is assessing the effect of this new standard.


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